LETTER OF CONFIRMATION			Computershare
		Sixth Floor	Trust Company of
		530 8th Avenue SW	Canada
Calgary, Alberta
April 5, 2006		T2P 3S8
		Telephone 1-403-267-6800	Canada
		Facsimile 1-403-267-6529	Australia
To:	Alberta Securities Commission	www.computershare.com	Channel Islands
	British Columbia Securities Commission		Hong Kong
	Saskatchewan Financial Services Commission		Germany
	Manitoba Securities Commission		Ireland
	Ontario Securities Commission		New Zealand
	L’Autorite des marches financiers		Philippines
	TSX Exchange		South Africa
United Kingdom
USA

Dear Sirs:

Subject:      Transglobe Energy Corporation

We confirm that the following materials were sent by pre-paid mail on April 3, 2006 to the registered holders of Common Shares of the Corporation:

1.	2005 Annual Report
2.	Notice of Annual Meeting of Shareholders / Management Proxy Circular
3.	Proxy (to registered holders only)
4.	Proxy Return Envelope

We further confirm that copies of the above-mentioned materials, along with the Supplemental Mailing List Return Card, were sent by courier on April 3, 2006 to those intermediaries holding Common Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“signed by”

Julie Marsan
Mailing Professional
ClientServicesMailings@Computershare.com

cc:	Transglobe Energy Corporation Attn: Margaret Wardle